HURLBERT PLC

August 4, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.
Draft Registration Statement on Form F-1 Submitted August 4, 2021
CIK No. 0001873723

Ladies and Gentlemen:

This letter is in response to the letter dated January 12, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 3”) is being submitted confidentially to accompany this letter.

1. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

The Company acknowledges the comment and has added applicable language on the cover page of the Amended Draft Registration Statement No. 3.

2. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company acknowledges the comment and has added applicable language on the cover page and page 21 of the Amended Draft Registration Statement No. 3.

3. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factor to disclose that the Accelerating Holding Foreign Companies Accountable Act, if enacted, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCA Act and that, pursuant to the HFCA Act, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

The Company acknowledges the comment and has added applicable language on page 21 of the Amended Draft Registration Statement No. 3.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg
Manager